UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Sumisho Electronics Kabushiki Gaisha
(Name of Subject Company)

Sumisho Electronics Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Sumisho Computer Systems Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kazukiyo Miyama, General Manager, Corporate Planning Division, Sumisho Electronics Co., Ltd. /
3-11 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-8453, Japan / +81-3-5217-5130
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 10, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

See the Convocation Notice for the General Meeting of Shareholders dated June 10, 2005 attached as Exhibit A.

Item 2. Informational Legends

See cover page of the Convocation Notice for the General Meeting of Shareholders dated June 10, 2005.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press releases attached as Exhibit B.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Sumisho Computer Systems Corporation concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMISHO COMPUTER SYSTEMS CORP.

Dated: June 10, 2005

Name: Yasuyuki Abe
Title: President & CEO

EXHIBIT A

Notice to U.S. persons: This business combination referred to in this document (the "Transaction") relates to the securities of a Japanese company. The Transaction is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue the issuer or its officers or directors in a court located in Japan or any other non-U.S. jurisdiction for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than in the Transaction, such as in open market or privately negotiated purchases.

[Translation]

June 10, 2005

To Our Shareholders:

Notice of Convocation of the 30th Ordinary General Shareholders Meeting

You are cordially invited to attend the 30th Ordinary General Shareholders Meeting of Sumisho Electronics Co., Ltd. (the "Company"), which is to be held as described below.

If you are unable to attend the meeting, then after reviewing the following documents, please exercise your voting right by indicating your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, affixing your seal to the voting form, and returning it to us or by accessing the website for exercising voting rights indicated in the Exercise of Voting Rights form (please see the following page for the details). Thank you very much for your cooperation.

Yours very truly,

Hidekazu Sakurai, President and CEO
Sumisho Electronics Co., Ltd.
3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo

Meeting Details

1. Date and time: 2:00 p.m., June 28, 2005 (Tuesday)

2. Location: Conference room, B1 floor,
Head Office of Sumisho Electronics Co., Ltd.
3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo

3. Purpose of the meeting

Matters to be reported

1. Reports on the business report, consolidated balance sheet and consolidated income statement, and on the audit results of the consolidated accounts by the independent auditors and the Board of Corporate Auditors for the 30th fiscal year (from April 1, 2004 to March 31, 2005).

2. Reports on the balance sheet and income statement for the 30th fiscal year (from April 1, 2004 to March 31, 2005).

Matters to be resolved

Agenda 1: Approval of the proposed appropriation of profit for the 30th fiscal year.

Agenda 2: Election of four Directors.

Agenda 3: Election of three Corporate Auditors.

Agenda 4: Approval of the Merger Agreement between the Company and Sumisho Computer Systems Corporation.
For further details, please refer to the document on pages 36 through 53, entitled "Reference for Exercise of Voting Rights".

Agenda 5: Granting of retirement allowances to the retiring Corporate Auditor.

--End--

Attendees are asked to submit the enclosed Exercise of Voting Rights forms to the reception desk on the day of the meeting.

Procedures for Exercising Voting Rights through the Internet

Please note the following procedures and requirements before exercising your voting rights through the Internet.

Procedures

1. Exercising voting rights through the Internet is acceptable only by accessing the following website specified by the company. You are also able to access and use the website through a mobile phone.

   URL: http://www.webdk.net

2. Please register your approval or disapproval of each agenda item by using the code and password for the exercise of voting rights indicated in the Exercise of Voting Rights form enclosed with this notice and following the directions on the screen.

3. Although it is acceptable to exercise voting rights through the Internet until no later than Monday June 27, 2005, please exercise your voting rights as soon as possible to assist us with compiling the results of the voting.

4. If you exercise your voting rights twice, in writing and through the Internet, we will only accept the exercise of your voting rights through the Internet as effective.

5. If you exercise your voting rights more than once through the Internet, or through a computer and a mobile phone, we will only accept the last exercise of your voting rights as effective.

6. The dial-up access fee to providers and telecommunications fee to telecommunications carriers arising from the usage of the website for exercising voting rights will be borne by the shareholders.

System Requirements for Exercise Voting Rights Electronically

The system requirements for using the website for exercising voting rights are as follows:

(i) Internet access
(ii) When exercising voting rights through a computer, Internet browser of Microsoft® Internet Explorer 5.5 or later versions, or Netscape 6.2 or later versions, and the appropriate hardware to use the required Internet browser software; and
(iii) When exercising voting rights through a mobile phone, 128-bit SSL communication (encrypted communication) compatible model. (For security reasons, some models not compatible with 128-bit SSL communication (encrypted communication) cannot be used.)

(Microsoft is the trademark of Microsoft Corporation, registered in the United States and other countries. Netscape is the trademark of Netscape Communications Corporation, registered in the United States and other countries.)

Contact Information

Please contact the following agent if you have any questions relating to exercising your voting rights through the Internet.

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
Stock Transfer Agency Department
Toll free number: 0120-186-417 (24-hour service)
Notice of address change: 0120-175-417 (24-hour service)
Other enquiries: 0120-176-417 (9 a.m. to 5 p.m. weekdays)

The following is unofficial English translation of the Reports for the 30th Fiscal Year of Sumisho Electronics Co., Ltd . The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

(Attachment)

Business Report (for the year from April 1, 2004 through March 31, 2005)

I. Business Highlights

1. Business Progress and Performance

The Japanese economy for the fiscal year 2004 showed signs of recovery reflecting improved corporate earnings. Although it seems that some of the major companies are looking at their business conditions carefully, which is because of the inventory corrections seen in IT-related goods, surges in oil prices, fluctuation in domestic and international markets, and a decrease in overseas demand, there was an increase in capital expenditure, mainly in the manufacturing industry. Labor market was on the way to recovery, but employment situation remains somewhat bleak. Even though employees' income showed signs of stopping its downward slide, companies continued to manage their personnel expenses tightly and the increase in personal consumption lost some of its steam. Thus, there was not a full economic recovery, but, in general, there was a modest recovery in economic activity.

In the IT industry, which the Group (Sumisho Electronics Co., Ltd. and consolidated subsidiaries and affiliates) belongs to, the amount of IT investment increased, reflecting a recovery in companies' motivation for capital expenditure and their concern toward preventing the divulgence of information on the eve of the enforcement of the Privacy Law. The increasingly stringent selecting of investments and the downward pressure on prices continued, however, due to exacting demands for returns on investment, the market environment is still tough. Although companies had the desire to invest, they seemed to prefer strategic and large-scale investments, meaning the period in which companies make investment decisions became longer.

Under these circumstances, the Group adopted a Strategic Business Unit (SBU) system in April 2004 and has been reorganizing its business portfolio in order to improve its profitability. Specifically, the Group selected its target businesses based on certain criteria in three segments: Engineering Solutions, which focus on adding value and differentiation in the manufacturing industry; Business Solutions, which help companies optimize their management system; and Network Solutions, which help companies improve and upgrade their network infrastructure. The Group set up 14 Strategic Business Units in order for each target business to grow. Capitalizing on its outstanding sales force, extensive procuring network of IT products, expertise on products and its solid customer base, the Group has been striving to expand its target businesses, seeking further efficiency in the management. It has thus endeavored to improve the revenue of the entire Group.

Consolidated sales, at 57,287 million yen in the year under review, were down by 9.0% or 5,654 million yen compared to the year earlier, reflecting management's focus on profitability and efforts to rationalize its target businesses to enhance profitability.

In the Engineering Solutions segment, solutions for industry design, tailored mainly for manufacturers, performed excellently and demand for system, designed to streamline manufacturing process, has grown at a healthy pace. However, sales ended at 19,017 million yen, down 4.6% from the year earlier as a result of a scaling back of less profitable businesses, mainly those with governmental entities.

In the Business Solutions segment, sales were 17,066 million yen, down 2.5% from the year earlier, reflecting the decline in the price of products. The Group is continuing its shift to high value-added businesses such as the establishment of fault-tolerant server systems and JAVA-related.

In the Network Solutions segment , sales were 21,204 million yen, down 16.9% from the year earlier due to decrease in hardware sales, reflecting weaker demand for networking equipment. However, highly profitable businesses, including distribution of communication equipment and disaster recovery solutions performed well.

Operating income was 2,296 million yen, up 786 million yen from the year earlier, and ordinary income was 2,412 million yen, up 794 million yen from the year earlier, reflecting the Group's focus on higher margin businesses.

Net income was 1,455 million yen, up 241 million yen from the year earlier, due also to such positive factors as gains on sales of investment securities.

Sales by Products of the Group

Products of the Group	29th fiscal year (2003)		30th fiscal year (2004)	
	Sales amount	percentage	Sales amount	percentage
	Millions of yen	%	Millions of yen	%
Engineering Solutions	14,973	23.8	12,619	22.0
Business Solutions	12,457	19.8	11,614	20.3
Network Solutions	20,480	32.5	16,150	28.2
Support & Service	15,031	23.9	16,902	29.5
Total	62,942	100.0	57,287	100.0

In the following chart, sales of support and service are categorized under each of the three segments, Engineering, Business and Network:

Segments of the Group	29th fiscal year (2003)		30th fiscal year (2004)	
	Sales amount	Support & Service	Sales amount	Support & Service
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Engineering Solutions	19,926	4,953	19,017	6,397
Business Solutions	17,495	5,038	17,066	5,451
Network Solutions	25,519	5,039	21,204	5,053
Total	62,942	15,031	57,287	16,902

Note: With respect to sales for the year under review, the Group has been operating under the three segments that encompass four products categories (Engineering Solutions, Business Solutions, Network Solutions, and Support & Service) it had been using. Sales were categorized by products, but they are now categorized by segments, Business Units within solution segments established in accordance with the Group's reorganization as of April 1, 2004. The following chart shows the sales categorized by solutions reflecting the reorganization of the Business Units.

Solutions	30th fiscal year (2004)	
	Sales amount	Percentage
	Millions of yen	%
Engineering	19,803	34.6
Business	13,721	24.0
Network	23,762	41.4
Total	57,287	100.0

Status of capital expenditure

The total amount of capital expenditure for this year was 646 million yen, which was mainly invested in machinery for demonstrations and maintenance.

2. *Future Challenges for the Group*

It is expected that the Japanese economy for the fiscal 2005 will tend toward recovery later in the year, which will be as a result of a recovery in corporate earnings and an increase in demand for export-related goods. However, there will still be factors for concern, such as adjustments in the production of IT-related goods and movements in oil prices, currencies and material market conditions. In the IT industry, although it is expected that companies' appetite for investment and their concern for security measures will expand the market, it is also expected that companies' strong demand for returns on investment will exacerbate the increasingly stringent selecting of investments and price competition.

Under these circumstances, the Group will strive to satisfy the complicated and broad demands for IT systems of its clients through the merger with Sumisho Computer Systems Corporation. The company believes the transaction will add new strength to their businesses, making it possible to provide One Stop Shopping for IT services, seeking integrated synergies to become a leading company in the IT industry and strengthening growth potential and profitability.

The Group considers its management issues at this time to be to increase growth potential and profitability in its target businesses and to develop measures to maximize the effect of the merger with Sumisho Computer Systems Corporation.

(i) Promotion of business portfolio reorganization
The Group will promote the reorganization of its business portfolio in order to focus on the target businesses with higher growth potential and profitability.

(ii) Promotion of strategic investments, business alliances and M&As
The Group will promote strategic investments, business alliances and M&As flexibly in order to incorporate businesses into the Group's portfolio that have a strong probability of contributing to the enhancement of corporate value.

(iii) Improvement of organization and business infrastructure
In order to maximize the effect of the merger with Sumisho Computer Systems Corporation, the Group will promptly improve its business infrastructure such as its corporate governance, compliance and information security management, and it will also improve its business organization so as to provide its clients with a wide range of services.

3. *Changes in Business Results and Assets*

(i) Changes in business results and assets of the Group

Items		27th fiscal year (2001)	28th fiscal year (2002)	29th fiscal year (2003)	30th fiscal year (2004)
Sales	(millions of yen)	52,454	48,768	62,942	57,287
Ordinary Income	(millions of yen)	1,149	282	1,617	2,412
Net Income	(millions of yen)	288	335	1,214	1,455
Net Income per share (yen)		33.92	33.64	66.98	77.59
Total Assets	(millions of yen)	30,004	33,835	35,109	36,118
Net Assets	(millions of yen)	11,615	18,410	19,926	21,113
Net Assets per share (yen)		1,366	1,100	1,076	1,140

Note:

1. Net income per share is calculated by averaging the number of issued shares that there were outstanding over the year under review. Net assets per share, however, is calculated using the number of outstanding issued shares at the end of the year.

2. Since the Group's 28th fiscal year (2002), the "Accounting Standards Regarding Net Income per Share" (Business Accounting Standards No. 2) and the "Guidelines for Accounting Standards Regarding Net Income per Share" (Guidelines for Business Accounting Standards No. 4) have been applied to these calculations.

(ii) Changes in business results and assets of the Company on a non-consolidated basis

Items		27th fiscal year (2001)	28th fiscal year (2002)	29th fiscal year (2003)	30th fiscal year (2004)
Sales	(millions of yen)	50,039	46,103	60,902	56,480
Ordinary Income	(millions of yen)	1,312	158	1,626	2,224
Net Income	(millions of yen)	521	304	751	1,392
Net Income per share (yen)		61.34	30.44	41.14	74.16
Total Assets	(millions of yen)	29,827	33,477	34,845	35,736
Net Assets	(millions of yen)	11,853	18,617	19,517	20,640
Net Assets per share (yen)		1,394	1,113	1,054	1,115

Note:

1. Net income per share is calculated by averaging the number of issued shares that there were outstanding over the year under review. Net assets per share, however, is calculated using the number of outstanding issued shares at the end of the year.

2. Since the Group's 28th fiscal year (2002), the "Accounting Standards Regarding Net Income per Share" (Business Accounting Standards No. 2) and the "Guidelines for Accounting Standards Regarding Net Income per Share" (Guidelines for Business Accounting Standards No. 4) have been applied to these calculations.

3. Total assets and net assets increased in the 28th fiscal year (2002) because of the following transactions:

   (i) The Company merged with SC Com Tex, Inc. on February 1, 2003. Total assets increased by 5,114 million yen and net assets increased by 3,327 million yen as of the end of the year. The Company issued 4,723,000 shares of common stock in this transaction.

   (ii) The Company increased its capital by way of a third-party allotment in February 2003. Total assets and net assets both increased 3,339 million yen. The Company issued 3,280,000 shares of common stock in this transaction.

   (iii) The Company merged with SC Hightech Corporation on March 21, 2003. Total assets increased by 353 million yen and net assets increased by 95 million yen as of the end of the year. The Company issued 211,000 shares of common stock in this transaction.

4. Total assets and net assets increased in the 29th fiscal year (2003) because of the following transaction:

   The company merged with Cross Beams Networks Corporation on August 1, 2003. Total assets increased 2,198 million yen and net assets increased 543 million yen. The Company issued 1,780,000 shares of common stock in this transaction.

II. Present Condition of the Company (as of March 31, 2005)

(1) Major businesses of the Group

Import, export, rental and lease of hardware and software related to computing, electric information transmission and network system and providing total IT solution services such as consulting, systems development and maintenance service.

(2) Major branches of the Group

Name	**Location**
Head Office	Tokyo
Regional Head Offices	Kansai (Osaka), Chubu (Nagoya), Kyushu (Fukuoka)
Branch Office	Hiroshima
Sales Offices	Hamamatsu, Tohoku (Sendai), Tsukuba
Technical Center	Tokyo (Kikukawa)

(3) Employees of the Group

Number of employees 825 (22 less than as at the end of the previous fiscal year)
Average age 37.7 years
Average length of service 9.6 years

(Note) The number of employees means the number of working employees.

(4) Common stock of the Group

(i) Total number of shares authorized to be issued by the Company
33,990,000 shares

(ii) Total number of issued shares
18,493,170 shares

(iii) Number of shareholders 1,367

(iv) Principal shareholders

Principal shareholders	Investment in the Company by each principal shareholder		Investment in each principal shareholder by the Company	
	Number of shares held	Percentage of voting rights	Number of shares held	Shareholding ratio
	shares	%	shares	%
Sumitomo Corporation	12,319,070	66.62	—	—
Nissho Electronics Corporation	3,280,600	17.74	—	—
SSE Employees Stock Ownership Association	364,022	1.97	—	—
Japan Trustee Services Bank, Ltd., Trust Account	223,200	1.21	—	—
The Japan Research Institute, Limited	211,500	1.14	—	—
NEC Corporation	180,000	0.97	—	—
BBH Boston For Nomura Japan Smaller Capitalization Fund	71,200	0.39	—	—
Nomura Securities Co., Ltd.	51,700	0.28	—	—
Northern Trust Company AVFC Sub-account British Clients	50,700	0.27	—	—
Sumitomo Mitsui Banking Corporation	42,000	0.23	—	—

(5) Acquisition, disposition and holding of own shares

There are no particular matters to be noted.

(6) Condition of Business Combinations

(i) Relationship with the parent company

The parent company of the Company is Sumitomo Corporation, which holds 66.61% of the Company's shares (66.62% of its voting rights).

The Company accepts employees seconded from Sumitomo Corporation, and the Company has executed a lease agreement with Sumitomo Corporation for the Company's Head Office and other offices.

(ii) Condition of principal subsidiaries

Name of Subsidiary	Paid-in Capital	Percentage of Voting Rights	Outline of Businesses
	(1,000 yen)	(%)	
SUMI-ELE System Tokyo, Inc.	31,000	100.00	Development, sales and maintenance of software
Sumiele Business Support Co., Ltd.	10,000	100.00	Administration services for the Company and sales of office supplies
SSQ CORPORATION	20,000	100.00	Software development and educational training for computers

(iii) Background of Current Year Business Combinations

On January 31, 2005, the Company transferred to HULINKS Inc. all the outstanding shares of CYNEX, Inc. held by the Company.

On the same day, the Company subscribed for shares in HULINKS Inc. when HULINKS Inc.it undertook a capital increase, which it conducted by way of a third-party allotment, and HULINKS Inc. thereby became an affiliate of the Company, which now holds 20% of HULINKS Inc.'s shares.

The Company approved a merger agreement with Sumisho Computer Systems Corporation to come into effect on August 1, 2005, at its board of directors meeting held on March 31, 2005 and then entered into the merger agreement.

SUMI-ELE System Tokyo, Inc. merged with SSQ CORPORATION on April 1, 2005. SUMI-ELE System Tokyo, Inc. is the surviving company.

(iv) Result of Business Combinations

The consolidated accounts include a total of six companies, composing four subsidiaries—three of which are the principle subsidiaries noted in (ii) above, and the fourth of which is CYNEX, Inc. of which the Company transferred all its shares on January 31, 2005—and two associated companies accounted for the equity method, i.e., Component Square, Inc. and HULINKS Inc.

Consolidated sales for this year were 57,287 million yen and consolidated net profit for this year was 1,455 million yen.

(7) Directors and Corporate Auditors

Name	Position	Duty or Major Occupation
Yasuyuki Abe	President and CEO	
Hidekazu Sakurai	Representative Director	Executive Vice President, Head of Business Group
Tetsuya Fukunaga	Director	Senior Vice President, Head of Corporate ADM. & Coordination Group
Akira Tsuyuguchi	Director	Senior Vice President, Deputy General Manager of Business Group
Yoshio Ohsawa	Director	(Sumitomo Corporation) Corporate Officer General Manager, Network Div.
Yasuji Sumitomo	Director	Managing Director of the Japan Research Institute, Limited
Takashi Fukuda	Director	Representative Director of Nissho Electronics Corporation
Yasuhito Nakagawa	Director	President of Sumisho Computer Systems Corporation
Shoichi Ogata	Standing Corporate Auditor (full-time)	
Hisao Sasayama	Corporate Auditor (full-time)	
Hiroshi Enjo	Corporate Auditor	(Sumitomo Corporation) General Manager Accounting Dept., Machinery & Electric Business Unit, Media, Electronics & Network Business Unit
Hiroyuki Yamazaki	Corporate Auditor	(Sumitomo Corporation) Deputy General Manager Planning & Administration Dept. Media, Electronics & Network Business Unit Assistant to General Manager Network Div.

Note:

1. Directors Yasuji Sumitomo, Takashi Fukuda and Yasuhito Nakagawa are Outside Directors as defined in Article 188, Paragraph 2 of the Commercial Code.

2. Corporate Auditors Hisao Sasayama, Hiroshi Enjo and Hiroyuki Yamazaki are Outside Auditors as defined in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc.

3. Changes to Directors and Corporate Auditors occurred during the year are as follows:

(1) Appointments

At the 29th Ordinary General Shareholders Meeting held on June 24, 2004, the terms of office of all seven Directors expired. Six of them were reappointed and the following two were newly appointed.

Director Yasuhito Nakagawa
Director Akira Tsuyuguchi

(2) Retired Director

The following Director retired at the close of the 29th Ordinary General Shareholders Meeting held on June 24, 2004.

Director Nobuhide Nakaido

4. The positions and duties of Directors were changed as follows on April 1, 2005

Name	Position	Duty or Major Occupation
Hidekazu Sakurai	President and CEO	
Akira Tsuyuguchi	Representative Director	Senior Vice President, Head of Business Group
Yasuyuki Abe	Director	President of Sumisho Computer Systems Corporation
Tetsuya Fukunaga	Director	Executive Officer of Sumisho Computer Systems Corporation
Yoshio Ohsawa	Director	(Sumitomo Corporation) Executive Officer, General Manager, Network Div.
Yasuji Sumitomo	Director	Managing Director of the Japan Research Institute, Limited
Takashi Fukuda	Director	Representative Director of Nissho Electronics Corporation
Yasuhito Nakagawa	Director	Director of Sumisho Computer Systems Corporation
Shoichi Ogata	Standing Corporate Auditor (full-time)	
Hisao Sasayama	Corporate Auditor (full-time)	
Hiroshi Enjo	Corporate Auditor	(Sumitomo Corporation) General Manager Accounting Dept., Machinery & Electric Business Unit, Media, Electronics & Network Business Unit
Hiroyuki Yamazaki	Corporate Auditor	(Sumitomo Corporation) Deputy General Manager Planning & Administration Dept. Media, Electronics & Network Business Unit Assistant to General Manager Network Div.

(8) *Amounts of Remuneration for Accounting Auditor*

(i) Total amount of remuneration that the Company and its subsidiaries will pay to the accounting auditor is 16,800,000 yen.

(ii) Of the amount indicated in (i), the amount of remuneration which the Company and its subsidiaries will pay to the accounting auditor as consideration for the service prescribed in Article 2, Paragraph 1 ("Audit Certification") of the Certified Public Accountant Law (Law No. 103, 1948) is 16,500,000 yen.

(iii) Of the amount indicated in (ii), the amount of remuneration which the Company will pay to the accounting auditor is 16,500,000 yen.

Note: The amount indicated in (iii) includes the audit fee under the Securities and Exchange Law, because the audit agreement between the Company and the accounting auditor does not distinguish the amount for audit under the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc from the amount for audit under the Securities and Exchange Law.

III. Material Facts Relating to the Status of the Group

There are no particular matters to be noted.

Note: In this Business Report, figures representing amounts of money are rounded down to the nearest unit and figures representing rates are rounded to the second decimal places. (Percentages representing voting rights are rounded to the third decimal place.)

Consolidated Balance Sheet

(as of March 31, 2005)
(Unit: 1,000 yen)

Item	Amount	Item	Amount
ASSETS		**LIABILITIES**	
Current Assets	**31,218,272**	**Current Liabilities**	**14,989,021**
Cash and Deposits	672,661	Notes and Accounts Payable-Trade	8,878,881
Notes and Accounts Receivable-Trade	15,477,933	Income Tax Payable	1,146,541
Inventories	3,316,346	Allowance for Employee Bonuses	727,616
Deferred Tax Assets	964,926	Deferred Revenue	1,914,655
Deposits Receivable	8,502,036	Other	2,321,326
Other	2,303,283		
Allowance for Doubtful Accounts	(18,914)	**Fixed Liabilities**	**16,615**
Fixed Assets	**4,900,715**	Reserve for Employees' Retirement Benefits	16,615
Tangible Assets	**2,420,963**		
Buildings and Structures	491,556	**Total Liabilities**	**15,005,636**
Rental Machinery and Equipment	3,041		
Machinery and Equipment	528,619		
Maintenance and Equipment	672,215		
Tools, Furniture and Fixtures	250,610	**CAPITAL**	**7,001,166**
Land	474,920	**Capital Stock**	**3,698,907**
Intangible Assets	**245,986**	Surplus Capital	**10,427,994**
Investments and Other Assets	**2,233,765**	Retained Earnings	**(14,717)**
Investments in Securities	728,513	Other Marketable Securities Valuation Adjustments	
Deferred Tax Assets	198,284		
Other	1,520,199	**Total Capital**	**21,113,351**
Allowance for Doubtful Accounts	(213,232)		
Total Assets	**36,118,987**	**Total Liabilities and Capital**	**36,118,987**

Consolidated Income Statement

(April 1, 2004 to March 31, 2005)
(Unit: 1,000 yen)

Item	Amount	
Ordinary Income and Losses		
Operating Income and Expenses		
Operating Income		
Sales		57,287,487
Operating Expenses		
Cost of Sales	44,192,140	
Selling, General and Administrative Expenses	10,799,117	54,991,258
Operating Income		**2,296,228**
Non-Operating Income and Expenses		
Non-Operating Income		
Interest Received	6,085	
Dividends Received	5,785	
Amortization of consolidated adjustment account	1,858	
Investment income by equity method	14,597	
Cash Discounts	10,892	
Foreign Exchange Gain	2,008	
Other	76,043	117,271
Non-Operating Expenses		
Interest Paid	414	
Other	441	855
Ordinary Income		**2,412,644**
Extraordinary Income and Losses		
Extraordinary Income		
Gain on Sale of Fixed Assets	12,687	
Gain on Sale of Investment Securities	282,474	
Other	31,636	326,798
Extraordinary Loss		
Loss on Disposal of Fixed Assets	88,406	
Loss on Valuation of Investment Securities	18,870	
Other	4,177	111,454
Income Before Income Taxes and Others		**2,627,988**
Income Taxes, Inhabitant Taxes and Business-use Taxes		1,179,610
Deferred Income Tax Expense (Benefit)		(9,732)
Minority Interest		2,479
Net Income		**1,455,631**

Accounting Standards of Consolidated Corporate Report
The consolidated corporate report including consolidated balance sheet and consolidated statement of income has been prepared on the basis of accounting principles of generally accepted in Japan ("Japanese GAAP"), in compliance with the Commercial Code Enforcement Regulations.

Significant Matters Forming the Basis Preparing the Consolidated Accounts

1. *Matters Concerning Consolidation*

The subsidiaries to be consolidated are SUMI-ELE System Tokyo, Inc., Sumiele Business Support Co., Ltd. and SSQ CORPORATION, The Company sold its shares of CYNEX, Inc. on January 31, 2005.

2. *Matters Concerning Application of the Equity Method*

There are two affiliates: Component Square, Inc. and HULINKS Inc. The Company acquired its shares of HULINKS Inc. on January 31, 2005.

3. *Matters Concerning Fiscal Year of Consolidated Subsidiaries*

The last day of the fiscal year of subsidiaries is the closing date of the consolidated fiscal year.

4. *Matters Concerning Accounting Policies*

(i) Standards and methods of valuation of assets

(a) Investments in securities

Other securities

Securities with fair market value: At fair market value based on the market price as of the last day of the term (Valuation adjustments are charged or credited directly to shareholders' equity and the cost of securities sold is computed using the moving average method.)

Securities without fair market value:At cost based on the moving average method

(b) Derivative instruments: At fair market value

(c) Inventories:
Principally at cost based on the specific cost method

(ii) Method of depreciation of fixed assets

(a) Tangible assets

Principally the straight-line method

Depreciation of rental machinery and equipment is calculated by using a reasonable measure of their useful lives determined by the Company, taking into account the term of their agreements and subsequent shortening, if any, of the assets' cycles.

(b) Intangible assets

Straight-line method

Depreciation of software for internal use is calculated using the straight-line method based on its useful lives (5 years). Depreciation of software for sale is calculated using a method based on the anticipated number of sales.

(iii) Accounting for allowances and reserves

(a) Allowance for doubtful accounts

The reserve for losses for doubtful accounts is reserved based on amounts estimated to be irrecoverable.

General allowances are provided for using a rate determined by past bad debts experience.

Allowances for specific receivables threatening to become bad debts and receivables of companies under bankruptcy or reorganization are provided for by evaluating relevant financial conditions.

(b) Allowance for employee bonuses

The amount required for bonuses for employees is calculated based on the projected amounts to be paid to them.

(c) Reserve for Employees' Retirement Benefits

The amount required for employees retirement benefits as of the end of the fiscal year is calculated based on the projected retirement benefit obligations and related pension assets as of the end of the current fiscal year.

The actuarial gain or loss is amortized over the number of years (13 years) of the average remaining employee work period at the time such liability occurs, beginning in the following term.

(iv) Hedge accounting

The deferred accounting method is applied for other than foreign currency hedges. The appropriated method is applied to monetary receivables in foreign currencies for which futures contracts have been executed.

(v) Other matters concerning the preparation of consolidated accounts

The tax excluded method (taxes not recognized in revenue and expenses) is adopted for accounting for consumption tax and other taxes.

5. Matters Concerning Valuation of Assets and Liabilities of Acquired Consolidated Subsidiaries

The market value method is applied for valuation of assets and liabilities of consolidated subsidiaries.

6. *Matters Concerning Amortization of Goodwill*

Goodwill is amortized over five years using the straight line method. If the amount is minor, it is written off in the year of acquisition.

Note to Consolidated Balance Sheet

Accumulated depreciation of tangible assets: 2,749,452 thousand yen

Note to Consolidated Income Statement

Net income per share: 77.59 yen

(Note) Calculation of current net income per share is based on the following:

Net income in the Income Statement	1,455,631 thousand yen
Net income attributable to common stock	1,434,831 thousand yen
Details of the amount not attributable to owner of common stock Bonus of Directors by appropriation of profit	20,800 thousand yen
Amount not attributable to owner of common stock	20,800 thousand yen
Average number of shares of common stock during the year	18,493,170 shares

Non-Consolidated Balance Sheet

(as of March 31, 2005)
(Unit: 1,000 yen)

Item	Amount	Item	Amount
ASSETS		**LIABILITIES**	
Current Assets	**30,950,992**	**Current Liabilities**	**15,095,289**
Cash and Deposits	397,073	Notes	1,043,371
Notes	318,002	Accounts Payable-Trade	8,118,978
Accounts Receivable-Trade	15,066,659	Accrued payables	1,719,489
Merchandise	3,032,790	Accrued expenses	225,921
Software in progress	101,217	Income Tax Payable	1,078,370
Supplies	2,892	Advances received	315,402
Advances	435,458	Deferred Revenue	1,914,655
Advance payments	1,388,106	Allowance for Employee Bonuses	623,435
Accrued revenue	83,098	Deferred Gain Hedging	5,446
Accounts due	424,838	Other	50,219
Consumption tax receivables	35,442		
Short-term loans to subsidiary	260,000	**Total Liabilities**	**15,095,289**
Deferred Tax Assets	888,968		
Deposits Receivable	8,502,036		
Exchange Reservation	5,446	**CAPITAL**	
Other	28,192	**Capital Stock**	**7,001,166**
Allowance for Doubtful Accounts	(19,230)	**Surplus capital**	**3,698,907**
Fixed Assets	**4,785,142**	Additional paid-in capital	3,698,907
Tangible Assets	**2,257,143**	**Retained Earnings**	**9,955,489**
Buildings	467,553	Legal reserve	134,821
Rental Machinery and Equipment	3,041	Special amortization reserve	9,415
Machinery and Equipment	528,619	Special reserve	8,110,000
Maintenance	672,215	Unappropriated earnings	1,701,253
Tools, Furniture and Fixtures	248,612	**Other Marketable Securities**	
Land	337,101	**Valuation Adjustments**	**(14,717)**
Intangible Assets	**241,882**		
Software	214,441	**Total Capital**	**20,640,846**
Telephone Subscription Rights	27,440		
Investments and Other Assets	**2,286,116**		
Investments in Securities	711,502		
Investments in Subsidiaries	83,898		
Long-term operating receivables	132,187		
Long-term prepaid expenses	325,710		
Guarantee money for rental deposits	951,626		
Membership rights	75,530		
Deferred Tax Assets	193,760		
Other	25,134		
Allowance for Doubtful Accounts	(213,232)		
Total Assets	**35,736,135**	**Total Liabilities and Capital**	**35,736,135**

Non-Consolidated Income Statement

(April 1, 2004 to March 31, 2005)
(Unit: 1,000 yen)

Item	Amount	
Ordinary Income and Losses		
Operating Income and Expenses		
Operating Income		
Sales		56,480,667
Operating Expenses		
Cost of Sales	42,850,768	
Selling, General and Administrative Expenses	11,510,714	54,361,483
Operating Income		**2,119,184**
Non-Operating Income and Expenses		
Non-Operating Income		
Interest Received	9,424	
Dividends Received	5,785	
Cash Discounts	10,892	
Foreign Exchange Gain	2,009	
Other Non-Operating Income	78,328	106,439
Non-Operating Expenses		
Interest Paid	414	
Other Non-Operating Expenses	331	746
Ordinary Income		**2,224,878**
Extraordinary Income and Losses		
Extraordinary Income		
Gain on Sale of Fixed Assets	12,687	
Gain on Sale of Investment Securities	348,172	
Return on Reserve for Credit Losses	31,779	
Other Extraordinary Income	782	393,422
Extraordinary Loss		
Disposal of Fixed Assets	88,052	
Loss on Valuation of Investment Securities	61,110	
Loss on Valuation of Membership Rights	1,700	150,863
Income before Income Taxes and Others		**2,467,437**
Income Taxes, Inhabitant Taxes and Business-use Taxes	1,090,000	
Deferred Income Tax Expense (Benefit)	(14,737)	1,075,262
Net Income		**1,392,174**
Unappropriated earnings brought from prior year		447,777
Interim Dividends		138,698
Unappropriated earnings at the end of this period		**1,701,253**

1. *Significant Accounting Policies*

(i) Standards and methods of valuation of securities

Investments in subsidiaries and affiliates
At cost based on the moving average method

Other securities

Securities with fair market value:	At fair market value based on the market price as of the last day of the term (Valuation adjustments are charged or credited directly to shareholders' equity and the cost of securities sold is computed using the moving average method.)
Securities without fair market value:	Cost based on the moving average method

(ii) Debts and credits incurred from derivative transactions: At fair market value

(iii) Standards and methods of valuation of inventory

Merchandise:	Principally at cost based on the specific cost method
Software in progress:	Cost based on the specific cost method

(iv) Method of depreciation of assets

(a) Tangible assets

Principally the straight-line method
Depreciation of rental machinery and equipment is calculated by using a reasonable measure of their useful lives determined by the Company, taking into account the term of their agreements and subsequent shortening, if any, of the assets' life cycle.

(b) Intangible assets

Straight-line method
Depreciation of software for internal use is calculated using the straight-line method based on its useful lives (5 years). Depreciation of software for sale is calculated using a method based on the anticipated number of sales.

(v) Accounting for allowances and reserves

(a) Allowance for doubtful accounts
The reserve for losses for doubtful accounts is reserved based on the amounts estimated to be irrecoverable.

General allowances are provided for using a rate determined by past bad debts experience.

Allowances for specific receivables threatening to become bad debts and receivables of companies under bankruptcy or reorganization are provided for by evaluating relevant financial conditions.

(b) Allowance for employee bonuses
The amount required for bonuses for employees is calculated based on the projected amounts to be paid to them.

(c) Reserve for Employees' Retirement Benefits

The amount required for employees retirement benefits as of the end of the fiscal year under review is calculated based on the projected retirement benefit obligations and related pension assets as of the end of the current fiscal year.

The actuarial gain or loss is amortized over the number of years (13 years) of the average remaining employee work period at the time such liability occurs, beginning in the following term.

(vi) Hedge accounting

The deferred accounting method is applied for other than foreign currency hedges. The appropriated method is applied to monetary receivables in foreign currencies for which futures contracts have been executed.

(vii) Accounting for consumption tax and other taxes

The tax excluded method (taxes not recognized in revenue and expenses) is adopted for accounting for consumption taxes.

Notes to Balance Sheet

1. Loans to / from subsidiaries
   Short-term loans to subsidiaries: 359,507 thousand yen
   Short-term loans from subsidiaries: 595,183 thousand yen

2. Loans to / from principle shareholder
   Short-term loans to principle shareholder: 801,343 thousand yen
   Short-term loans from principle shareholder: 83,968 thousand yen
   Long-term loans to principle shareholder: 854,958 thousand yen

3. Accumulated depreciation of tangible assets: 2,686,745 thousand yen

4. Fixed assets used pursuant to lease agreements:
   In addition to the fixed assets stated in the Balance Sheet, some computers are used pursuant to lease agreements.

5. Number of outstanding shares at the end of year: 18,493,170 shares

Notes to Income Statement

1. Amount of transactions with subsidiaries
   Sales: 16,954 thousand yen
   Purchase: 1,636,361 thousand yen
   Others: 18,990 thousand yen

2. Amount of transactions with principle shareholders
   Sales: 1,555,404 thousand yen
   Purchase: 95,085 thousand yen
   Others: 28,962 thousand yen

3. Net income per share: 74.16 yen

   (Note) Calculation of net income per share is based on the followings:

Net income in the Income Statement	1,392,174 thousand yen
Net income attributable to common stock	1,371,374 thousand yen
Details of the amount not attributable to common stock	20,800 thousand yen

Bonus of Directors by appropriation of profit	
Amount not attributable to common stock	20,800 thousand yen
Average number of shares of common stock during the year	18,493,170 shares

Proposed Appropriation of Profit

Unappropriated earnings at the end of this period	1,701,253,389 yen
Withdrawing from special amortization reserve	2,935,954 yen
Total	1,704,189,343 yen
To be appropriated as follows:	
Cash dividends (7.50 yen per share)	138,698,775 yen
Bonus for Directors	20,800,000 yen
Special reserve	1,200,000,000 yen
Unappropreated earnings for next year	344,690,568 yen

Note:

1. Withdrawing from special amortization reserve is pursuant to the Special Taxation Measures Law.

2. The Company paid an interim dividend of 138,698,775 yen (7.50 yen per share) on December 9, 2004.

[Translation]

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report(conformed copy)

May 9, 2005

The Board of Directors
Sumisho Electronics Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yuichi Yamada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Sumisho Electronics Co., Ltd for the 30th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of ABC Co.Ltd.and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Corporate Auditors' Report Originally Issued in the Japanese Language]

Certified copy of audit report of the board of Corporate Auditors regarding the consolidated financial statements

REPORT OF THE BOARD OF CORPORATE AUDITORS REGARDING CONSOLIDATED FINANCIAL REPORTS

We, the Board of Corporate Auditors, have received reports from each of the Corporate Auditors on the methods and results of the audit with respect to the consolidated financial statements (consolidated balance sheet and consolidated income statement) for the 30th fiscal year, which extended from April 1, 2004, to March 31, 2005. Having met and discussed these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

   As per the audit policies and division of labor set by the Board of Corporate Auditors, each Corporate Auditor has received reports and explanations from the Directors, internal audit department and independent public accountants of the Company with respect to consolidated financial statements and audited the operations and financial standing of the Company.

2. Conclusions of the Audit

   We affirm that the methods and the conclusions of the audit by KPMG AZSA & Co., the independent public accountants of the Company, are proper.

May 13, 2005

Board of Corporate Auditors of
Sumisho Electronics Co., Ltd.

Shoichi Ogata, Standing Corporate Auditor (full time) [seal]

Hisao Sasayama, Corporate Auditor (full time) [seal]

Hiroshi Enjo, Corporate Auditor [seal]

Hiroyuki Yamazaki, Corporate Auditor [seal]

Note: Corporate Auditors Hisao Sasayama, Hiroshi Enjo, Hiroyuki Yamazaki are outside Corporate Auditors as prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc.

[Translation]

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report(conformed copy)

May 9, 2005

The Board of Directors
Sumisho Electronics Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yuichi Yamada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated income statement, the business report (limited to accounting matters) and the proposed appropriation of unappropriated earnings, and its supporting schedules (limited to accounting matters) of Sumisho Electronics Co., Ltd for the 30th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[Translation]

[English Translation of the Corporate Auditors' Report Originally Issued in the Japanese Language]

Certified copy of audit report of the board of Corporate Auditors

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, have received reports from each of the Corporate Auditors on the methods and results of the audit with respect to the conduct of business activities of Directors for the 30th fiscal year, which extended from April 1, 2004 to March 31, 2005. Having met and discussed these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

As per the audit policies and division of labor set by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings, obtained reports on the performance of duties from the Directors, internal audit department and their staff, reviewed significant documents and resolutions, investigated the operations and financial standing (including the Company's internal control structure, such as compliance with the law and risk management system) of the Company's head office and other principal offices, and required the subsidiaries to report on its business operations as needed. In addition, we received reports and explanations from the independent public accountants of the Company as needed and reviewed the financial statements and schedules.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a Director from a competing business, the conduct of transactions causing a conflict of interest between a Director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposal of treasury stock by the Company, we employed such methods as requiring reports from Directors and employees and made detailed inspections of the Company.

2. Conclusions of the Audit

(1) We affirm that the methods and the conclusions of the audit by KPMG AZSA & Co., the independent public accountants of the Company, are proper.

(2) We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3) With respect to the proposal for the appropriation of retained earnings, we affirm that there are no items that must be mentioned in light of the financial condition of the Company or any other circumstances.

(4) We affirm that the schedules fairly present the items to be disclosed and that there are no other items that must be mentioned in respect thereof.

(5) We affirm that with regard to Directors' execution of their duties no dishonest act or material fact of violation of applicable laws, regulations or the Article or Incorporation exists.

We also affirm that the Directors have made no violations related to such matters as their engagement in a competing business, the conduct of transactions causing a conflict of interest with the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions or disposals of treasury stock by the Company.

May 13, 2005

Board of Corporate Auditors of
Sumisho Electronics Co., Ltd.

Shoichi Ogata, Standing Corporate Auditor (full time)	[seal]
Hisao Sasayama, Corporate Auditor (full time)	[seal]
Hiroshi Enjo, Corporate Auditor	[seal]
Hiroyuki Yamazaki, Corporate Auditor	[seal]

Note: Corporate Auditors Hisao Sasayama, Hiroshi Enjo, Hiroyuki Yamazaki are outside Corporate Auditors as prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc.

Reference for Exercise of Voting Rights

1. Total Number of Voting Rights Held by all Shareholders

184,920 voting rights

2. Agenda Items and Reference Information

Agenda 1: Approval of the proposed appropriation of profit for the 30th fiscal year.

In consideration of the strengthening of the management culture and the business development of the Company, the particulars of the proposal is as set out in the attachment (page 25). The dividend will be 7.50 yen per share.

Agenda 2: Election of four Directors.

The term of office of all eight Directors will expire at the close of this Ordinary General Shareholders Meeting. It is hereby proposed that four Directors be elected.

The candidates for Directors are as follows:

	Name (Date of Birth)	Resume and Status as Other Company's Representative, if any	Number of Shares of the Company Owned
1	Hidekazu Sakurai (April, 10, 1943)	April, 1962 Joined Sumitomo Atomic Energy Industries, Ltd. September, 1963 Joined Sumitomo Corporation January, 1981 (Sumisho Electronics Co., Ltd.) General Manager, Osaka June, 1982 (Sumisho Electronics Co., Ltd.) Director June, 1989 (Sumisho Electronics Co., Ltd.) Managing Director July, 1989 (Sumisho Electronics Co., Ltd.) President, Information Systems Unit June, 1997 (Sumisho Electronics Co., Ltd.) General Manager, CS Division September, 1997 (Sumisho Electronics Co., Ltd.) Senior Managing Director April, 1998 (Sumisho Electronics Co., Ltd.) General Manager, Business Solution Division June, 2002 (Sumisho Electronics Co., Ltd.) General Manager, Sales Division	13,000

		February, 2003 (Sumisho Electronics Co., Ltd.) Executive Operating Officer General Manager, Sales Division, Sumisho Electronics Company June, 2003 (Sumisho Electronics Co., Ltd.) Senior Managing Director (Representative Director) April, 2004 (Sumisho Electronics Co., Ltd.) Head of Business Group June, 2004 (Sumisho Electronics Co., Ltd.) Representative Director April, 2005 (Sumisho Electronics Co., Ltd.) President & CEO *(Present Post)*	
2	Akira Tsuyuguchi (June 22, 1956)	April, 1979 Joined Sumitomo Corporation April, 2002 (SC Com Tex, Inc.) Director, General Manager, Network Systems Div. February, 2003 (Sumisho Electronics Co., Ltd.) Senior Vice President *(Present Post)* April, 2003 (Sumisho Electronics Co., Ltd.) President, SC ComTex Company June, 2004 (Sumisho Electronics Co., Ltd.) Director October, 2004 (Sumitomo Corporation) General Manager, Network Systems Dept April, 2005 (Sumitomo Corporation) Assistant to General Manager, Network Div. *(Present Post)* (Sumisho Electronics Co., Ltd.) Representative Director *(Present Post)* Head of Business Group *(Present Post)*	0

3	Yasuyuki Abe (April 17, 1952)	April, 1977 Joined Sumitomo Corporation August, 1998 (Presidio Venture Partners, LLC.) President & CEO October, 1998 (Sumitronics Inc.) President & CEO August, 2001 (Sumitomo Corporation of America) Senior Vice President & General Manager, Media Electronics & Network Div. April, 2002 (Sumitomo Corporation) Corporate Officer (Sumisho Electronics Co., Ltd.) Advisor June, 2002 (Sumisho Electronics Co., Ltd.) President & CEO February, 2003 (Sumisho Electronics Co., Ltd.) President, Sumisho Electronics Company June, 2004 (Sumisho Computer Systems Corporation) Director April, 2005 (Sumisho Computer Systems Corporation) President & CEO *(Present Post)* (Sumisho Electronics Co., Ltd.) Director *(Present Post)*	9,100
4	Yoshio Osawa (Jan. 22, 1952)	April, 1975 Joined Sumitomo Corporation April, 2001 (Sumitomo Corporation) General Manager, Network Systems Dept. June, 2001 (Sumisho Electronics Co., Ltd.) Corporate Auditor May, 2002 (Sumitomo Corporation) Assistant General Manager, Network Div. June, 2002 (Sumisho Electronics Co., Ltd.) Director February, 2003 (Sumisho Electronics Co., Ltd.) Representative Director, Vice Chairman Deputy President President, SC Comtex Company April, 2003 (Sumitomo Corporation) Corporate Officer, General Manager, Network Div.*(Present Post)*	0

		(Sumisho Electronics Co., Ltd.) Director *(Present Post)* April, 2005 (Sumitomo Corporation) Executive Officer *(Present Post)*	

Note:

1. Yasuyuki Abe is the President and CEO of Sumisho Computer Systems Corporation, which runs competing business to the Company.
2. There are no special interests between any of the candidates for Directors, except for Yasuyuki Abe, and the Company.

Agenda 3: Election of three Corporate Auditors.

The term of office of Corporate Auditor Hiroshi Enjo will expire at the close of this Ordinary General Shareholders Meeting. It is hereby proposed that one Corporate Auditor be elected. In addition, Shoichi Ogata and Hiroyuki Yamazaki will retire as Corporate Auditors at the close of this Ordinary General Shareholders Meeting. It is proposed that two Corporate Auditors be elected to replace them. The Board of Corporate Auditors has agreed to this agenda.

The candidates for Corporate Auditors are as follows:

	Name (Date of Birth)	Resume and Status as Other Company's Representative, if any	Number of Shares of the Company Owned
1	Hisashi Fujiwara (October, 17, 1944)	April, 1967 Joined Sumitomo Corporation April, 1992 (Sumitomo Corporation) General Manager, Foreign Trade Finance Dept. June, 1998 (Sumisho Computer Systems Corporation) Director Deputy General Manager, Administration Div. June, 1999 (Sumisho Computer Systems Corporation) General Manager, Administration Div. June, 2002 (Sumisho Computer Systems Corporation) Managing Director June, 2004 (Sumisho Computer Systems Corporation) Representative Director *(Present Post)* Senior Managing Director *(Present Post)* January, 2005 (Sumisho Computer Systems Corporation) Senior Managing Executive Officer *(Present Post)* May, 2005 (Sumisho Computer Systems Corporation) Assistant to President *(Present Post)*	0

2	Junya Maruoka (December 23, 1944)	April, 1968 Joined Sumitomo Corporation March, 1995 (Sumitomo Corporation) General Manager, Global Environmental Dept. April, 2003 (Sumisho Computer Systems Corporation) Advisor June, 2003 (Sumisho Computer Systems Corporation) Corporate Auditor *(Present Post)*	0
3	Hiroshi Enjo (July 9, 1952)	April, 1975 Joined Sumitomo Corporation July, 2002 (Sumitomo Corporation) General Manager Accounting Dept., Machinery & Electric Business Unit, Media, Electronics & Network Business Unit February, 2003 (Sumisho Electronics Co., Ltd.) Corporate Auditor *(Present Post)* June, 2005 (Sumisho Computer Systems Corporation) Corporate Auditor *(Present Post)*	0

Note:

1. There are no special interests between any of the above candidates for Corporate Auditors and the Company.
2. Hisashi Fujiwara, Junya Maruoka and Hiroshi Enjo are Outside Corporate Auditors as defined in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc.
3. Hisashi Fujiwara and Junya Maruoka are elected to fill a vacancy created by the retirement of retiring Corporate Auditors Shoichi Ogata and Hiruyuki Yamazaki. Their term of office will be until the expiration of the original term of the retiring auditor.

Agenda 4: Approval of the Merger Agreement between the Company and Sumisho Computer Systems Corporation.

(1) Reason the merger is required

The Company has been setting up and providing the system which uses state-of-the-art hardware, software and information networking technologies at home and abroad freely for the broad array of customers ranging from industrial circles to academic research institution. Sumitomo Computer Systems Corporation ("SCS") has been delivering reliable information-processing business based on the software development, system architecture and establishment of the operation system of outsourcing, drawing upon its profound knowledge on each industry, leading-edge technologies, and expertise acquired over the years to a wide range of customers, including its parent company, Sumitomo Corporation.

The merger will add new strengths to IT services business of the new company. With their solid customer base including Sumitomo Corporation and its group companies, the combination of their strength – SCS's expertise on software development, system integration and outsourcing services and the Company's outstanding sales force, extensive procuring network of IT products, expertise on development and installation of systems – will make the new company an industry leader, striving for further growth and profitability.

The Company requests the consent of the shareholders for this merger and their approval of this agenda item.

(2) Details of the Merger Agreement

(a) Merger Agreement (executed on March 31, 2005) (Copy)

Merger Agreement

Sumisho Computer Systems Corporation ("SCS") and Sumisho Electronics Co., Ltd. ("SSE") make and enter into this Merger Agreement (this "Agreement") as follows.

Article 1 Method of Merger

SCS will merge with SSE, whereby SCS will be the surviving company, and SSE will subsequently be dissolved.

Article 2 Shares to be Issued upon Merger and Allocation thereof

2.1 Upon the merger, SCS shall issue 10,702,838 shares of common stock and allot and deliver such shares to SSE shareholders other than SCS (which holds 40,000 shares of common stock of SSE) recorded in the latest shareholder register of SSE as of the day immediately preceding the date of the merger at a rate of 0.58 shares of common stock of SCS per each share of common stock of SSE.

2.2 Dividends for the newly issued shares as set out in the preceding paragraph will be paid based on the earnings from April 1, 2005.

Article 3 Capital, Reserves, etc. to be Increased

The capital, capital reserve, retained earnings reserve, voluntary reserve and other reserved earnings of SCS shall be increased due to the merger by the following amounts, provided, however, that SCS and SSE may change the amounts described below upon mutual consultation in consideration of SSE's financial condition as of the date of the merger.

(1) Capital: no increase; the capital of SCS will be 21,152,847,708 yen.

(2) Capital reserve: the amount of profit from merger (*gappei saeki*) as set out in Article 288.2, Paragraph 1, Item 5 of the Commercial Code less the amounts described in Items (3) and (4) of this Article 3.

(3) Retained earnings reserve: the amount of SSE's retained earnings reserve as of the date of the merger.

(4) Voluntary reserve and other retained earnings: the total amount of SSE's voluntary reserve and other retained earnings as of the date of the merger.

Article 4 Merger-Related Cash Payment

No merger-related cash payment (*gappei-kofu-kin*) shall be made.

Article 5 General Shareholders Meetings for Merger Approval

SCS and SSE shall each hold an ordinary general shareholders meeting on June 29, 2005 and June 28, 2005, respectively, (collectively, the "General Shareholders Meeting for Merger Approval"), and require a resolution for approval of this Agreement and matters necessary for the merger. SCS and SSE may change, upon mutual consultation, the date on which the General Shareholders Meeting for Merger Approval is held if required due to the merger process, the approval by the relevant authorities, the provision of notification to the relevant authorities or for other reasons.

Article 6 Date of the Merger

The date of the merger shall be August 1, 2005; provided, however, that SCS and SSE may change the date upon consultation if required due to the merger process, the approval by the relevant authorities, the notification to the relevant authorities or for other reasons.

Article 7 Transfer of Assets

7.1 SSE shall transfer all of its assets and liabilities, and rights and obligations to SCS on the date of the merger based on its balance sheet or other calculations as of March 31, 2005, after adjusting for any increase or decrease in calculations occurring immediately prior to the date of the merger.

7.2 SSE shall clarify to SCS the details of changes in its assets and liabilities, and rights and obligations occurring during the period from March 31, 2005 to the date of the merger by preparing a written statement.

Article 8 Management of Assets

SCS and SSE shall perform their business operations and manage and operate their assets with the due care of a good manager after the execution of this Agreement until the date of the merger. If SCS or SSE intends to commit any act that may have a material effect on their assets, rights and obligations, both parties shall consult and agree before implementing such act.

Article 9 Maximum Amount of Dividends

SCS and SSE shall pay dividends to their shareholders entered and recorded in their latest respective shareholder registers and beneficiary shareholder registers as of March 31, 2005, to the extent of the following amounts:

(i) SCS shall pay a maximum of 13 yen per share, which may result in a total amount of 566,651,917 yen;

(ii) SSE shall pay a maximum of 7.5 yen per share, which may result in a total amount of 138,698,775 yen.

Article 10 Treatment of Employees

SCS shall continue to employ SSE's employees as of the date of the merger as SCS's employees and employment matters shall be separately determined upon consultation between SCS and SSE.

Article 11 Term of Office of SCS's Directors and Corporate Auditors Appointed before the Merger

The term of office of SCS's Directors and Corporate Auditors who have been appointed before the merger shall be as set out in the Articles of Incorporation of SCS.

Article 12 Amendments to Terms and Conditions of Merger and Termination of this Agreement

For the period from the execution date of this Agreement to the date immediately prior to the date of the merger, if any material change occurs with respect to the financial or operating conditions of either party due to Acts of God or for any other reason, or any event that materially interferes with the execution of the merger occurs, SCS and SSE may amend in writing the terms and conditions of the merger or terminate this Agreement upon mutual consultation.

Article 13 Validity of this Agreement

This Agreement shall cease to be effective if approval of shareholders of SCS or SSE is not obtained at the General Shareholders Meeting for Merger Approval as provided for in Article 5 or approvals of the relevant authorities that are required by the laws of Japan or relevant foreign countries are not obtained, or the applications to the relevant authorities do not become effective.

Article 14 Matters not Provided for in this Agreement

Except for the matters provided for in this Agreement, other matters necessary for the merger shall be resolved in the spirit of this Agreement upon consultation between SCS and SSE.

SCS and SSE have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy of this Agreement.

March 31, 2005

SCS: Yasuhito Nakagawa [seal]
President
Sumisho Computer Systems Corporation
1-8-12, Harumi, Chuo-ku Tokyo

SSE: Yasuyuki Abe [seal]
President and CEO
Sumisho Electronics Co., Ltd.
3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo

(b) Amendment Agreement (executed on April 27, 2005) (Copy)

Amendment Agreement

Sumisho Computer Systems Corporation ("SCS") and Sumisho Electronics Co., Ltd. ("SSE") make and enter into this Amendment Agreement (this "Agreement") to amend the Merger Agreement between SCS and SSE executed on March 31, 2005, (the "Original Agreement") as follows.

Article 1 Addition of Article 1-2 to the Original Agreement

The following terms and conditions are newly set out as Article 1-2 of the Original Agreement:

"Article 1-2 Amendments to Articles of Incorporation

1-2.1 SCS shall amend its current Articles of Incorporation as set out in the Attachment.

1-2.2 Such amendments described in the preceding paragraph will become effective on the date of merger."

Article 2 Amendment to Article 5 of the Original Agreement

Article 5 of the Original Agreement shall be amended as follows (amended portions are underlined below):

(Original)
"SCS and SSE shall each hold an ordinary general shareholders meeting on June 29, 2005 and June 28, 2005, respectively, (collectively, the "General Shareholders Meeting for Merger Approval"), and require a resolution for approval of this Agreement and matters necessary for the merger. SCS and SSE may change, upon mutual consultation, the date on which the General Shareholders Meeting for Merger Approval is held if required due to the merger process, the approval by the relevant authorities, the provision of notification to the relevant authorities or for other reasons."

(Amended)
"SCS and SSE shall each hold an ordinary general shareholders meeting on June 28, 2005, (collectively, the "General Shareholders Meeting for Merger Approval"), and require a resolution for approval of this Agreement and matters necessary for the merger. SCS and SSE may change, upon mutual consultation, the date on which the General Shareholders Meeting for Merger Approval is held if required due to the merger process, the approval by the relevant authorities, the provision of notification to the relevant authorities or for other reasons."

Article 3 Addition of Article 11-2 to the Original Agreement

The following terms are newly set out as Article 11-2 of the Original Agreement:

"Article 11-2 Director Appointed upon the Merger

Hidekazu Sakurai shall be a Director of SCS upon the effective date of merger. His term of office shall be as set out in the Articles of Incorporation of SCS."

Article 4 Addition of Article 11-3 to the Original Agreement

The following terms are newly set out as Article 11-3 of the Original Agreement:

"Article 11-3 Retirement Allowance of Directors and Corporate Auditors Retiring upon the Merger

SSE's current Directors or Corporate Auditors who will not be appointed as SCS's Directors or Corporate Auditors shall be paid a retirement allowance to be determined in advance through consultation between SCS and SSE and with the approval of SSE's General Shareholders Meeting for Merger Approval set out in Article 5 of the Original Agreement."

Article 5 Validity of the Original Agreement

The terms and conditions of the Original Agreement shall remain valid and effective except for the provisions expressly set out in this Agreement.

SCS and SSE have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy of this Agreement.

April 27, 2005

SCS: Yasuyuki Abe [seal]
President and CEO
Sumisho Computer Systems Corporation
1-8-12, Harumi, Chuo-ku Tokyo

SSE: Hidekazu Sakurai [seal]
President and CEO
Sumisho Electronics Co., Ltd.
3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo

Amendments to Articles of Incorporation

(amended part is underlined)

Current Version	Amended Version
Article 3 (Purposes) The purpose of the Company is to engage in the following businesses:	Article 3 (Purposes) The purpose of the Company is to engage in the following businesses:
1. Development, sales and lease of software.	1. Development, import, export, sales, maintenance and lease of software.
2. Provision of information processing service, communication service and information supplement service.	2. Development, import, export, sales, maintenance and lease of information communication systems.
3. Management and operation of information processing systems and communication systems.	3. Development, manufacturing, import, export, sales, maintenance and lease of equipment relating to information processing systems and computer systems.
4. Manufacturing, sales and lease of equipment related to the items above.	4. Information processing service, information supplement service, communication service and mail order business.
5. Provision of investigation, research, consulting related to the items above and professional services such as education and training, and dispatch of technology personnel.	5. Telecommunication engineering service and electric engineering service.
6. Producing and sales of publication, printing and visual material.	6. Registration communication service and notification communication service under the Telecommunication Law. 7. Supplying temporary employees. 8. Advertising and publishing.
7. Advertising, publication and other planning services.	9. Acquisition of copyrights, industrial property rights, know-how and other intellectual property rights, development, licensing, management and transfer, and brokerage of usage.
8. Telecommunication engineering service.	10. Acquisition, disposition, maintenance, management, brokerage and lease of real property.
9. Acquisition, disposition, maintenance, management and lease of real property.	11. Provision of loans, guaranteeing of debts, purchase of claims, foreign exchange transactions and holding, management and sales of securities.
10. Provision of loans, guaranteeing of debts, purchase of claims, foreign exchange transactions and holding, management and sales of securities.	12. Planning the liquidation and securitization of claims, and sales of such securities.
(Added)	13. Offering and management of private placement and funds through voluntary partnerships under the Commercial Code.
	14. Planning, investigation, research, training and consulting related to the items above.
	15. Any other businesses incidental or related to the businesses described above.
(Added)	
11. Any business incidental or related to the businesses described above.	
Article 5 (Total Number of Shares) The total number of shares authorized to be issued by the Company is 100,000,000 shares. However, in the event of a cancellation of shares, the Company shall reduce the number of authorized shares by the number of shares cancelled.	Article 5 (Total Number of Shares) The total number of shares authorized to be issued by the Company is 200,000,000 shares. However, in the event of a cancellation of shares, the Company shall reduce the number of authorized shares by the number of shares cancelled.

Current Version	Amended Version
(Added)	Article 8 (Sale by the Company of Shares Less Than One Unit) Shareholders who hold Shares Less Than One Unit (including beneficial shareholders, hereinafter the same) may, in accordance with the Share Handling Regulations, request the Company to sell shares to constitute one unit when combined with the Shares Less Than One Unit held by the shareholder. However, if the Company does not hold enough shares to complete the sale, it may not sell the shares.
Article 8 (Omission)	Article 9 (Article 8 of Current Version)
Article 9 (Handling of Shares) The Board of Directors shall determine matters concerning the handling of share transfers and purchases by the Company of Shares Less Than One Unit and other matters related to shares.	Article 10 (Handling of Shares) The Board of Directors shall determine matters concerning the handling of share transfers, purchases and sales by the Company of Shares Less Than One Unit and other matters related to shares.
Article 10 (Omission)	Article 11 (Article 10 of Current Version)
Article 11 (Maintenance of Shareholders' Register) The shareholders' register (including the beneficial shareholders' register; hereinafter the same) and the register of lost share certificates of the Company shall be maintained at the place of business of the transfer agent, and all share transfers and purchases of Shares Less Than One Unit by the Company, and any other matters relating to the shares of the Company shall be handled by the transfer agent, not the Company.	Article 12 (Maintenance of Shareholders' Register) The shareholders' register (including the beneficial shareholders' register; hereinafter the same) and the register of lost share certificates of the Company shall be maintained at the place of business of the transfer agent, and all share transfers, purchases and sales of Shares Less Than One Unit by the Company, and any other matters relating to the shares of the Company shall be handled by the transfer agent, not the Company.
Article 12 (Record Date) 12.1 The Company deems all shareholders (including the beneficial shareholders; hereinafter the same) entered or recorded in the latest shareholders' register as of the last day of each fiscal year as the shareholders entitled to exercise their voting rights at the ordinary general shareholders meeting held with respect to the relevant account settlement date.	Article 13 (Record Date) 13.1 The Company deems all shareholders entered or recorded in the latest shareholders' register as of the last day of each fiscal year as the shareholders entitled to exercise their voting rights at the ordinary general shareholders meeting held with respect to the relevant account settlement date.
12.2 If necessary, the Company may, in addition to the preceding paragraph or the other articles in this Articles of Incorporation, determine an ad hoc record date by giving public notice thereof in advance.	(Same as the Current Version)
Article 13 (Omission) through Article 30 (Omission)	Article 14 (Article 13 of Current Version) through Article 31 (Article 30 of Current Version)

-- END --

(c) Amendment Agreement (executed on May 11, 2005) (Copy)

Amendment Agreement

Sumisho Computer Systems Corporation ("SCS") and Sumisho Electronics Co., Ltd. ("SSE") make and enter into this Amendment Agreement (this "Agreement") to amend the Merger Agreement between SCS and SSE dated as of March 31, 2005 (as amended by the Amendment Agreement dated April 27, 2005, the "Original Agreement") as follows.

Article 1 Addition of Article 2.3 to the Original Agreement

Following terms and conditions are newly set out as Article 2.3 of the Original Agreement.

"Article 2 Shares to be Issued upon Merger and Allocation thereof

2.3 SSE's shareholders shall submit all the share certificates of SSE shares they hold to SSE."

Article 2 Validity of the Original Agreement

The terms and conditions of the Original Agreement shall remain valid and effective except for the provisions expressly set out in this Agreement.

SCS and SSE have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy of this Agreement.

May 11, 2005

SCS: Yasuyuki Abe [seal]
President and CEO
Sumisho Computer Systems Corporation
1-8-12, Harumi, Chuo-ku Tokyo

SSE: Hidekazu Sakurai [seal]
President and CEO
Sumisho Electronics Co., Ltd.
3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo

(3) Reference Information on the Merger Agreement and the Amendment Agreement

(a) Reason and Details of Amendments to Articles of Incorporation due to the Merger (Article 1 of the Amendment Agreement dated April 27, 2005)

(i) Reason for amendments

Amendments are required in order to update the Company's corporate purpose, amend the number of authorized shares, establish the system of sale of the share by the Company to the shareholders having shares less than one unit in accordance with the merger and amend all other necessary issues.

(ii) Details of amendments

The details of the amendments are as set out in the attached document on pages 42 through 45, entitled "Amendment Agreement (executed on April 27, 2005) (Copy)".

(b) Directors Appointed upon the Merger (Article 3 of the Amendment Agreement dated April 27, 2005)

The career summary of candidate for Director Hidekazu Sakurai is as described in the reference on pages 31 through 32.

(4) Details of Reasons for the Determination of the Merger Ratio under Article 480.2, Paragraph 1, Item 2 of the Commercial Code

Sumisho Electronics Co., Ltd. (the "Company" or "SSE") has determined the merger ratio for the merger with Sumisho Computer Systems Corporation ("SCS") scheduled for August 1, 2005, as set out below.

The Company, prior to entering into negotiations and discussions with SCS in respect of the merger ratio, requested that Tohmatsu & Co. ("Tohmatsu"), a third party calculation agent, to calculate a merger ratio to be used in discussions with SCS. Tohmatsu valuated the companies by carrying out market value analysis, discounted cash flow analysis, and net asset market value analysis. Based upon the overall consideration of these analytical results, Tohmatsu calculated a merger ratio and provided the result to the Company.

SCS, on the other hand, prior to entering into negotiations and discussions with the Company in respect of the merger ratio, requested Daiwa Securities SMBC Co., Ltd. ("Daiwa"), a third party calculation agent, to calculate a merger ratio to be used in discussions with the Company. Daiwa valuated the companies by carrying out market value analysis, discounted cash flow analysis, and net asset market value analysis. Based upon the overall consideration of these analytical results, Daiwa calculated a merger ratio and provided the result to SCS.

As a result of negotiations between the Company and SCS based on the two merger ratios provided as above, the Company and SCS agreed on a merger ratio of 0.58 of an SSE share of common stock to 1 SCS share of common stock. The Company approved the merger ratio at its board of directors meeting held on March 31, 2005, and entered into the Merger Agreement setting out the merger ratio with SCS as of March 31, 2005.

(5) The Balance Sheets and Income Statements of the companies to effect the merger as required by Article 408.2, Paragraph 1, Items 3 and 5 of the Commercial Code.

Sumisho Electronics Co., Ltd.

The Balance Sheet and Income Statement of SSE are as set out in the attachment on pages 20 through 24.

Sumisho Computer Systems Corporation

The Balance Sheet and Income Statement of SCS are as follows.

Non-Consolidated Balance Sheet

(as of March 31, 2005)
(Unit: 1,000,000 yen)

Item	Amount	Item	Amount
ASSETS		**LIABILITIES**	
CURRENT ASSETS	**37,651**	**CURRENT LIABILITIES**	**8,942**
Cash and Deposits	963	Accounts Payable-Trade	5,022
Accounts Receivable-Trade	13,950	Accrued payables	413
Marketable Securities	2,004	Accrued expenses	1,251
Merchandise	639	Income Tax Payable	954
Work in progress	2,379	Consumption Tax Payable	568
Supplies	10	Advances received	637
Advance payments	169	Deposits received	69
Deferred Tax Assets	480	Other	24
Deposits Receivable	16,550	**FIXED LIABILITIES**	**1,356**
Claim trust beneficiary rights	100	Deferred Tax liabilities	124
Other	403	Reserve for Employees' Retirement Benefits	853
FIXED ASSETS	**41,481**	Reserve for Officers' Retirement Benefits	167
Tangible Assets	**27,138**	Loan Deposits	210
Buildings	12,194		
Structures	19		
Tools, Furniture and Fixtures	407	**Total Liabilities**	**10,298**
Land	14,517	**CAPITAL**	
Intangible Assets	**3,555**		
Software	3,522	**Capital Stock**	**21,152**
Telephone Subscription Rights	26	**Surplus Capital**	**20,649**
Rights to use facilities	7	Additional Paid-in Capital	20,649
Investments and Other Assets	**10,786**	**Retained Earnings**	**26,463**
Investments in Securities	7,391	Legal Reserve	525
Shares of Affiliated Company	2,480	Voluntary Reserve	14,549
Long-term loans receivable to employees	2	Program Reserve	549
Reorganization claims, etc.	1	Special Reserve	14,000
Long-term prepaid expenses	65	Unappropriate earnings	11,389
Loan deposit	716	**Other Marketable Securities Valuation Adjustments**	**620**
Membership rights	155		
Allowance for Doubtful Accounts	(28)	**Treasury stock**	(51)
		Total Capital	68,834
Total Assets	**79,132**	**Total Liabilities and Capital**	79,132

Non-Consolidated Income Statement

(April 1, 2004 to March 31, 2005)
(Unit: 1,000,000 yen)

Item	Amount	
Net Sales		65,818
Cost of Sales		56,638
Gross Profit		**9,180**
Selling, General and Administrative Expenses		4,499
Operating Income		**4,681**
Non-Operating Income		
Interest and Dividends Received	608	
Other Non-Operating Income	41	649
Non-Operating Expenses		
Other Non-Operating Expenses	14	14
Ordinary Income		5,316
Extraordinary Income		
Gain on Sales of Investment Securities	38	38
Extraordinary Loss		
Loss on Disposal of Fixed Assets	24	
Loss on Sales of Fixed Assets	5	
Amortization of Subsidiaries' Shares	189	219
Income before Income Taxes and Others		**5,135**
Income Taxes, Inhabitant Taxes and Business-use Taxes	1,973	
Deferred Income Tax Expense (Benefit)	(14)	1,959
Net Income		**3,176**
Unappropriated earnings brought from prior year		8,779
Interim Dividends		566
Unappropriated Earnings at the end of this period		**11,389**

Significant Accounting Policies

1. Standards and methods of valuation of securities

   (1) Securities held to maturity
   Amortized cost method

   (2) Investments in subsidiaries and affiliates
   At cost based on the moving average method

   (3) Other securities
   (i) Securities with fair market value
   At fair market value based on the market price as of the last day of the term
   (Valuation adjustments are charged or credited directly to shareholders' equity and the cost of securities sold is computed using the moving average method.)

   (ii) Securities without fair market value
   Cost based on the moving average method

2. Standards and methods of valuation of inventory

(1)	Merchandise	At lower-of-cost-or-market method on the first-in first-out method
(2)	Works in progress	Cost based on the specific identification method

3. Method of depreciation of assets

   (1) Tangible assets Straight-line method
   (2) Intangible assets
   (i) The annual amortization of package software for sale is computed using the greater of (a) the ratio of current gross revenue to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on (principally 3 years or shorter).

   (ii) Software for internal use is amortized using the straight-line method over the estimated useful life (principally 5 years or shorter).

   (iii) Other intangible assets are amortized on the straight-line method at rates based on estimated useful lives of the assets.

4. Accounting for allowances and reserves

   (1) Allowance for doubtful accounts:
   Allowance for doubtful accounts is maintained for the amounts deemed uncollectible based on solvency analyses and for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

   (2) Reserve for employees' retirement benefits:
   The Company provides a liability for severance and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of plan assets at year-end. Unrecognized actuarial gain or loss is amortized using the straight-line method over the average remaining service period (principally 5 years).

(3) Retirement benefits for directors and corporate officers:
The Company has a accrued retirement benefits for directors and corporate auditors at the amount that would be required in the event that all directors and corporate auditors retired at the balance sheet date on the director's retirement benefit rule.

5. Method for treating lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by a method similar to that used for ordinary operating leases.

6. Accounting procedures of consumption tax and other taxes

The tax excluded method (taxes not recognized in revenue and expenses) is adopted for accounting for consumption taxes and local tax.

Notes to Balance Sheet

1. Loans to / from affiliates
   Short-term loans to affiliates: 3,248 million yen
   Short-term loans from affiliates: 1,105 million yen

2. Accumulated depreciation of tangible fixed assets 8,235 million yen

3. In addition to the fixed assets stated in the Balance Sheet, some computers are used pursuant to lease agreements.

4. Major assets in foreign currency
   Affiliates' shares 735 million yen (US$3,500 thousand etc.)

5. Amount of net assets the dividends of which have restrictions on them under Article 124, Item 3 of the Enforcement Regulations for the Commercial Code. 620 million yen

Notes to Income Statement

1. Amount of transactions with affiliates
   Sales: 16,188 million yen
   Purchase: 10,947 million yen

2. Current net income per share: 72.67 yen

Notes to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities

Deferred income tax assets	(unit: million yen)
Deferred enterprise taxes	45
Deferred bonus payments	362
Amortization difference of package software for sale	38
Write off on membership	159
Severance and retirement benefits expenses	347
Retirement benefits for directors and corporate auditors	68
Others	102
Gross deferred income tax assets	1,123

Deferred income tax liabilities	(unit: million yen)
Net unrealized gains on securities	(425)
Exclusion from reserve for programming	(342)
Gross deferred income tax liabilities	(767)
Net deferred income taxes	356

2. Breakdown of items causes the difference between the normal effective statutory tax rate and the effective income tax rate

Normal effective statutory tax rate	40.7%
(Adjustments)	
Expenses not deductible for income tax purposes	1.2
Income not taxable for income tax purposes	(4.2)
Amortization of goodwill	1.5
Inhabitant tax – per capital basis	0.3
Tax credits	(1.8)
Others	0.4
Effective income tax rate reflected in the non-consolidated financial statements	38.1

Agenda 5: Granting of retirement allowances to the retiring Corporate Auditors.

It is hereby proposed that retirement allowances be granted to Shoichi Ogata, a Corporate Auditor, who will retire at the close of this Ordinary General Shareholders Meeting, in appreciation of his services rendered while he was the Director and the Corporate Auditor. The retirement allowance is proposed to be granted in a reasonable amount based on the established standards of the Company and the determination of the actual amount, the time and method of payment, and other relevant matters are to be left to the resolution of the Board of Directors insofar as they relate to allowances to be granted for the period of serving as a Director, and to the consideration of the Board of Corporate Auditors insofar as they relate to allowances to be granted for the period of serving as a Corporate Auditor.

The career summery of the retiring Corporate Auditor is as follows:

Name	**Resume and Status as Other Company's Representative, if any**	
Shoichi Ogata	June, 1981	(Sumisho Electronics Co., Ltd.) Managing Director
	September, 1997	Senior Managing Director (Representative Director)
	February, 2003	Executive Vice President
	June, 2003	Standing Corporate Auditor (full-time) *(Present Post)*

--End--

[Translation]

Map of the location of the general meeting of shareholders

Conference room, B1 floor,
Headquarters of Sumisho Electronics Co., Ltd.
Sumitomo Corporation Nishiki-cho Bld.
3-11 Kandanishiki-cho
Chiyoda-ku, Tokyo, 101-8453

[MAP]

Access

Subway:	6-minute walk from Takebashi Station, Tozai Line
Subway:	8-minute walk from Jimbocho Station, Hanzomon Line, Mita Line, and Shinjuku Line
Subway:	12-minute walk from Shin-Ochanomizu Station, Chiyoda Line
JR:	15-minute walk from Kanda Station, Yamanote Line and Keihin-Tohoku Line

EXHIBIT B

Yasuhito Nakagawa, President and CEO
Osamu Kojima, General Manager
Treasury & Accounting Div.,
General Manager, Investor Relations Dept.
81/3/5166-2500
Sumisho Computer Systems Corporation

Yasuyuki Abe, President and CEO
Tetsuya Fukunaga, CFO
81/3/5217-5130
Sumisho Electronics Co., Ltd.

Sumisho Computer Systems Corporation and Sumisho Electronics Co. Ltd., Signed Merger Agreement

Tokyo – March 31, 2005; Sumisho Computer Systems Corporation (TSE: 9719) and Sumisho Electronics Co., Ltd., (JASDAQ: 7556) today announced that they have reached an agreement to merge on August 1, 2005, as the board of directors of each company made a resolution at their respective meetings on March 31, 2005.

1. Purpose of the Merger

Sumisho Computer Systems Corporation ("SCS"), has been delivering information management solutions and high-end IT services to a wide range of customers, including Sumitomo Corporation and its group companies. Drawing upon its profound knowledge on each industry, leading-edge technologies, and expertise acquired over the years, the company has been engaged in enterprise software development and integration and installation of IT systems. Besides, with a comprehensive operational platform for business process outsourcing, the company has been providing credible services on data management operations. Sumisho Electronics Co., Ltd.,("SSE"), has been providing its competitive offerings for the broad array of customers ranging from industrial circles to academic research institutions. Its unique sets of technology solutions consist of state-of-the-art software, hardware and information networking technologies.

The merger will add new strengths to IT services business of the new company. With their solid customer base including Sumitomo Corporation and its group companies, the combination of their strengths - SCS's expertise on software development, system integration and outsourcing services and SSE's outstanding sales force, extensive procuring network of IT products, expertise on development and installation of information management systems - will make the new company an industry leader, striving for further growth and profitability.

Both companies have already joined forces on several fronts such as integrated application and packaged software designed for Enterprise Resource Planning. Further, the presidents of both companies have served on each other's board since June 2004, thereby seeking new direction in order to gain momentum.

The two companies agree to integrate their operations on equal footing, whereby reorganize management infrastructure and organization, which is best suited for an IT services provider in the next generation.

2. Outline of the Merger

(1) Schedule

Board Meetings for Approval of Merger Agreement	March 31, 2005
Signing of Merger Agreement	March 31, 2005
Shareholders Meetings for Approval of Merger Agreement	Late June 2005 (tent.)
Effective Date of Merger	August 1, 2005 (tent.)
Official Registration of Merger	Early August 2005 (tent.)

Note: All the future dates and the events are subject to change.

(2) Method

The merger will be effected as a Japanese statutory merger transaction whereby SCS will be the ongoing concern and SSE will be subsequently dissolved.

(3) Merger Ratio

Company Name	Sumisho Computer Systems Corporation	Sumisho Electronics Co., Ltd.
Merger Ratio	1	0.58

1. SCS will issue 0.58 shares in exchange for one (1) share for SSE.
2. The merger ratio was determined by SCS and SSE taking into consideration the valuations made by Daiwa Securities SMBC Co. Ltd., SCS's financial advisor, and Deloitte Touche Tohmatsu, SSE's financial advisor. Both advisors worked out the merger ratio taking into account the valuation results, based on stock price, discounted cash flow and fair value of net worth.
3. 10,702,838 SCS shares are to be issued upon merger.

*No shares to be issued for 40,000 SSE shares which SCS holds.

- New Shares are planned to be delivered from late August to mid September of 2005.
- Dividend for the newly issued shares will be based on the earnings from April 1, 2005.

(4) Cash Payment upon Merger

No Cash payment is planned.

3. Company Profiles

(1) Trade Name	Sumisho Computer Systems Corporation	Sumisho Electronics Co., Ltd.
(2) Business Description	Developing and installing information management systems, providing maintenance and technical support, marketing packaged software and hardware	Developing information management systems, providing associated services
(3) Date of Foundation	October 25, 1969	December 23, 1975
(4) Location of Headquarter	Chuo-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Yasuhito Nakagawa, President and CEO	Yasuyuki Abe, President and CEO
(6) Paid-in Capital	JPY 21,152 million	JPY 7,001million
(7) Shares Outstanding	43,588,609	18,493,170
(8) Shareholders' Equity (Millions, As of September 30, 2004)	(Consolidated) JPY 67,902 (Non-Consolidated) JPY 68,032	(Consolidated) JPY 19,902 (Non-Consolidated) JPY 19,438
(9) Total Assets (Millions, As of September 30, 2004)	(Consolidated) JPY 79,249 (Non-Consolidated) JPY 78,709	(Consolidated) JPY 34,256 (Non-Consolidated) JPY 33,616

(10) Fiscal Year End	March, 31	March, 31
(11) Employees (As of September 30, 2004)	(Consolidated) 2,175 (Non-Consolidated) 1,624	(Consolidated) 837 (Non-Consolidated) 668
(12) Major Clients	Sumitomo Corporation Nippon Suisan Kaisha, Ltd. The Sumitomo Trust and Banking Co., Ltd. Sumisho Lease Co., Ltd. Daiwa Institute of Research Ltd.	Jupiter Telecommunications Co., Ltd. NTT Communications Corporation NEC Corporation Toyota Motor Corporation NEC Electronics Corporation
(13) Major Shareholders and shareholding ratios (As of September 30, 2004)	① Sumitomo Corporation 50.86% ② The Master Trust Bank of Japan, Ltd.(Trust Account) 7.00% ③ Japan Trustee Services Bank, Ltd. (Trust Account) 5.02% ④ Trust & Custody Services Bank, Ltd. (Pension Trust Account) 1.36 ⑤ Nippon Life Insurance Company (Special Pension Account) 1.09%	① Sumitomo Corporation 66.61% ② Nissho Electronics Corporation 17.74% ③ SSE Employees Ownership Association 1.94% ④ The Japan Research Institute Ltd. 1.14% ⑤ NEC Corporation 0.97%
(14) Banking Relationship	The Sumitomo Trust and Banking Co., Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. UFJ Bank Limited Mizuho Corporate Bank, Ltd.	Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Bank of Tokyo-Mitsubishi, Ltd. UFJ Bank Limited Mizuho Bank, Ltd.
(15) Number of Shareholders (As of September 30, 2004)	7,947	1,426

(16) Relationships	Equity Stake	SCS holds 0.22% of total shares outstanding of SSE, while SSE holds 0.08% of total shares outstanding of SCS.
	Executive Relationship	An executive from each company serves on each other's board.
	Business Ties	The two companies have business transactions including purchasing and sales of software and hardware.

(17) Financial Information of the 3 Most Recent Fiscal Years (Millions of Yen)

	Sumisho Computer Systems Corporation (Consolidated)			Sumisho Electronics Co., Ltd. (Consolidated)		
Fiscal Year End	2002/3 (The 34th Term)	2003/3 (The 35th Term)	2004/3 (The 36th Term)	2002/3 (The 27th Term)	2003/3 (The 28th Term)	2004/3 (The 29th Term)
Sales	69,324	74,134	76,675	52,454	48,768	62,942
Operating Income	8,041	9,615	7,009	1,039	216	1,509
Ordinary Income	8,127	9,708	7,122	1,149	282	1,617
Net Income	4,107	5,005	3,978	288	335	1,214
Net Income Per Share (JPY)	94.23	113.25	90.01	33.92	33.64	66.98
Shareholders' Equity	1,378.05	1,462.93	1,537.49	1,366.99	1,100.84	1,076.68

Per Share (JPY)						
	(Non-Consolidated)			(Non-Consolidated)		
Sales	66,544	70,094	70,874	50,039	46,103	60,902
Operating Income	7,677	8,999	6,786	1,187	61	1,508
Ordinary Income	7,775	9,081	6,936	1,312	158	1,626
Net Income	4,025	4,802	4,102	521	304	751
Net Income Per Share (JPY)	92.36	108.59	92.86	61.34	30.44	41.14
Dividends Per Share (JPY)	22.00	24.00	26.00	20.00	20.00	15.00
Shareholders' Equity Per Share (JPY)	1,372.71	1,454.02	1,532.66	1,394.98	1,113.24	1,054.56

4. Description of the Company after Merger

(1) Trade Name	To be determined
(2) Business Description	Development and installation of information management systems, delivery of maintenance and technical support services, sales of packaged software and hardware
(3) Headquarter	Chuo-ku, Tokyo
(4) Representatives	Atsushi Nishijo (Chairman of the Board of Directors) Yasuyuki Abe (President and CEO)
(5) Paid- in Capital	JPY 21,152 million
(6) Total Assets (Consolidated)	JPY 113,505 million (The total assets of the two companies as of September 30, 2004)
(7) Fiscal Year End	March, 31
(8) Effect on business results:	The effect on business results after the merger will be disclosed as soon as practicable.

Contact :

Kazuo Nishimura
General Manager
Corporate Communications Dept.
81/3/5166-1152
Sumisho Computer Systems Corporation

Kazukiyo Miyama
General Manager
Corporate Planning Div.
81/3/5217-5130
Sumisho Electronics Co., Ltd.

Yasuyuki Abe, President and CEO
Osamu Kojima, General Manager
Treasury, Accounting and Information Div.,
General Manager, Investor Relations Dept.
81/3/5166-2500
Sumisho Computer Systems Corporation

Hidekazu Sakurai, President and CEO
Koichiro Nakaya, Executive Officer
Head of Corporate ADM. & Coordination Group
81/3/5217-5130
Sumisho Electronics Co., Ltd.

Sumisho Computer Systems Corporation and Sumisho Electronics Co. Ltd., Announced the Business Outlook Reflecting the Merger Impact

Tokyo – April 27, 2005; Sumisho Computer Systems Corporation (TSE: 9719, hereinafter referred as SCS) and Sumisho Electronics Co., Ltd., (JASDAQ: 7556, hereinafter referred as SSE) announced the updates regarding the previously disclosed merger agreement. As reported in the press release on March 31, 2005 (the attached), the two companies have reached an agreement to merge on August 1, 2005, and have been in the process of the integration.

Today, SCS, the ongoing concern, announced the business outlook for the six months ending September 30, 2005 and for the Fiscal Year ending March 31, 2006, which reflect the effect of the merger.

Business outlook of the company for the six months ending September 30, 2005, and for the fiscal year ending March 31, 2006.

(Consolidated) (JPY Millions)

	FY 2005 From April 1, 2005 To March 31, 2006	Change from the Previous Year (%)	Six Months ending September 30, 2005	Change from the Previous Year (%)
Sales	123,000	+74.3%	48,000	+39.1%
Ordinary Income	8,800	+72.6%	2,800	+23.4%
Net Income	5,000	+61.3%	1,550	+2.9%

The effects of the merger on the consolidated sales and consolidated ordinary Income are expected to be JPY48,800 million, and JPY 3,400 million respectively.

(Non-Consolidated) (JPY Millions)

	FY 2005 From April 1, 2005 To March 31, 2006	Change from the Previous Year (%)	Six Months ending September 30, 2005	Change from the Previous Year (%)
Sales	117,000	+77.8%	45,000	+39.7%
Ordinary Income	8,200	+54.3%	2,600	-7.5%
Net Income	4,800	+51.1%	1,500	-19.3%

The effects of the merger on the sales and ordinary Income (non-consolidated) are expected to be JPY 48,700 million, and JPY 3,200 million respectively.

Cautionary Statement Concerning Forward-Looking Statements

This statement includes forward-looking statements relating to the future plans, targets, objectives, expectations and intentions of SCS, SSE and their combined businesses. The forward-looking statements reflect our current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including risks related to integrating the two businesses such as realizing merger costs and synergies, changing competition in markets and regulatory approvals, and other reasons including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. Our management targets included in this report are not projections, and do not represent managements' current estimates of future performance. Rather, they represent targets that our management strive to achieve through the successful implementation of our business strategies. We may be unsuccessful in implementing our business strategies, and our management may fail to achieve our targets.

Contact :

Kazuo Nishimura
General Manager
Corporate Communications Dept.
81/3/5166-1150
Sumisho Computer Systems Corporation

Kazukiyo Miyama
General Manager
Corporate Planning Div.
81/3/5217-5130
Sumisho Electronics Co., Ltd.